UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

Commission File Number l-8610

A. Full title of the plan and the address of the plan, if
different from that of the issuer named below:

The Southern New England Telephone Company
Tax Reduction Act Stock Ownership Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SBC COMMUNICATIONS INC.

175 E. Houston, San Antonio, Texas 78205

                                  The Southern New England Telephone Company
                                    Tax Reduction Act Stock Ownership Plan

                           Financial Statements, Supplemental Schedules and Exhibits

                                               Table of Contents

Report of Independent Auditors Ernst & Young LLP......................................1
Report of Independent Auditors McConnell & Jones LLP..................................2

Financial Statements:

  Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000....3
  Statement of Changes in Net Assets Available for Benefits for the
  Year Ended December 31, 2001 .......................................................4
  Notes to Financial Statements ......................................................5

Supplemental Schedules:

  Schedule H, Line 4i - Schedule of Assets (Held at End of Year) .....................9
  Schedule H, Line 4j - Schedule of Reportable Transactions .........................10

Exhibits:

  23-a Consent of Ernst & Young LLP
  23-b Consent of McConnell & Jones LLP

                                        Report of Independent Auditors

SBC Communications Inc. and
Plan Administrator for The Southern New England Telephone Company
Tax Reduction Act Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of The Southern New England
Telephone Company Tax Reduction Act Stock Ownership Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the
United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole.
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

July 31, 2002                                             /s/ ERNST & YOUNG LLP

                                        Report of Independent Auditors

SBC Communications Inc.
Plan Administrator for The Southern New England Telephone Company
Tax Reduction Act Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of The Southern New England
Telephone Company Tax Reduction Act Stock Ownership Plan as of December 31, 2000.  This financial statement is the responsibility of the Plan's management.  Our responsibility is to express an opinion on this financial statement based on our audit.

Our audit was performed for the purpose of forming an opinion on the financial statement taken as a whole.
We conducted our audit in accordance with auditing standards generally accepted in the United States of
America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                                          /s/ McConnell & Jones LLP

Houston, Texas
September 21, 2001

                                  The Southern New England Telephone Company
                                    Tax Reduction Act Stock Ownership Plan

                                Statements of Net Assets Available for Benefits
                                            (Dollars in Thousands)

                                                                   December 31
                                                                2001          2000
                                                           -----------------------------
Assets
Investment in common stock of SBC Communications Inc., at
  fair value                                                  $  15,757      $  21,526
Cash equivalents                                                    128            133
Interest receivable                                                   -              1
                                                           -----------------------------

Net assets available for benefits                             $  15,885      $  21,660
                                                           =============================

See accompanying notes.

                                  The Southern New England Telephone Company
                                    Tax Reduction Act Stock Ownership Plan

                           Statement of Changes in Net Assets Available for Benefits

                                         Year Ended December 31, 2001
                                            (Dollars in Thousands)

Additions:
  Dividend income                                                          $      431
  Interest income                                                                  13
                                                                        ----------------

Total additions                                                                   444
                                                                        ----------------

Deductions:
  Net depreciation of SBC Communications Inc. common shares                     3,490
  Distributions to participants                                                 2,729
                                                                        ----------------

Total deductions                                                                6,219
                                                                        ----------------
Net increase (decrease)                                                        (5,775)

Net assets available for benefits, beginning of year                           21,660
                                                                        ----------------

Net assets available for benefits, end of year                             $   15,885
                                                                        ================

See accompanying notes.

                                  The Southern New England Telephone Company
                                    Tax Reduction Act Stock Ownership Plan

                                         Notes to Financial Statements

                                          December 31, 2001 and 2000
                                            (Dollars in Thousands)

1.  Plan Description

The Southern New England Telephone Company Tax Reduction Act Stock Ownership Plan (the Plan) was established by The Southern New England Telephone Company (SNET) under the provisions of the Tax Reduction Act of 1975 as amended by the Tax Reform Acts of 1976 and 1986, to provide shares of the sponsor company's common stock to eligible employees.  SNET is a wholly owned subsidiary of SBC Communications Inc. (SBC).

The following description of the Plan provides only general information.  The Plan text and prospectus include complete descriptions of Plan provisions.  The Plan is subject to the provisions of the Employee
Retirement Income Security Act of 1974 (ERISA).

The Plan permitted an employer to claim a credit against its federal income tax liability if an amount equivalent to the credit claimed was applied to the purchase of its common shares to be held in trust for the benefit of employees.  Contributions to the Plan were based upon amounts allowed by law, and were allocated to eligible employees based upon a ratio of employee compensation to total compensation.

The Tax Reform Act of 1986 repealed the income tax credit on employee stock ownership plan contributions for compensation paid or accrued after December 31, 1986. No contributions were made to the Plan beginning with the 1987 plan year.  Employees with a balance in the Plan on December 31, 1986 are eligible for participation in the Plan and continue to maintain a balance in the Plan.  Employees who did not have a balance in the Plan at that time are not eligible to participate.

Although it has not expressed any intent to do so, SBC has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the Plan provides that the net assets be distributed to participants in amounts equal to their respective interests in such assets.

2.  Summary of Significant Accounting Policies

The fair value of SBC common stock is determined on the basis of the closing price per share on the valuation date as reported at the official close of the New York Stock Exchange.  Temporary cash investments are valued at cost, which approximates fair value.  Purchases and sales of securities are reflected as of the trade date.  Dividend income is recognized on the ex-dividend date.  Interest earned on investments is recognized on the accrual basis.

All administrative expenses of the Plan are paid by SBC.

The preparation of financial statements in conformity with accounting principles generally accepted in the
United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3.  Allocations and Distributions to Participants

The Plan maintains an account for each participant.  Distribution of the shares allocated to a participant's account is made to a participant no later than April of the plan year following the plan year in which the participant attains age 70 1/2, or to a beneficiary as soon as practicable after the participant's death.
For each distribution, the participant or beneficiary may elect to receive stock or cash, but if no election is made, the distribution will be made in cash.

All quarterly dividends for a year earned on shares in participants' accounts are held in an interest-bearing account until paid to participants on an annual basis in November of each year.  Interest earned on the dividends is allocated to participant accounts as cash and paid to the participant or beneficiary at distribution of the account.

4.  Tax Status

The Internal Revenue Service (IRS) issued a determination letter on November 4, 1996, stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).
The Plan has been amended since the determination letter was received.  The Plan Administrator believes that the Plan is currently designed and is operating in compliance with the applicable requirements of the IRC.

On February 28, 2002, the Plan filed for, but has not yet received, a new tax determination letter from the
IRS to reflect legally required changes and other changes made to the Plan since the previous determination letter was issued.

5.  Reconciliation Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the
Form 5500 as of December 31:

                                                                 2001         2000
                                                             ---------------------------

  Net assets available for benefits per the financial          $  15,885    $  21,660
  statements

  Less: Distributions payable to participants                        (66)         (91)
                                                             ---------------------------

  Net assets available for benefits per the Form 5500          $  15,819    $  21,569
                                                             ===========================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form
5500 for the year ended December 31, 2001:

  Distributions to participants per the financial statements                $  2,729

  Add: distributions payable to participants at December 31, 2001                 66

  Less: distributions payable to participants at December 31, 2000               (91)
                                                                         ---------------

  Distributions to participants per the Form 5500                           $  2,704
                                                                         ===============

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

6.  Subsequent Event

It is anticipated that the Plan will be amended to allow participants to reinvest dividends on SBC common stock held in their accounts.  Reinvested dividends would be used to purchase SBC common stock.  The amendment would be effective January 1, 2002.

                                            Supplemental Schedules

                                  The Southern New England Telephone Company
                                    Tax Reduction Act Stock Ownership Plan

                        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                         EIN: 06-0542646 Plan No.: 003

                                               December 31, 2001
                                            (Dollars in Thousands)

Name of Issue, Borrower, Lessor or       Description of                       Current
           Similar Party                   Investment             Cost         Value
------------------------------------------------------------------------------------------

*   SBC Communications Inc.
      Common Stock                        402,274 shares         $  3,745    $  15,757

*   Boston Safe Deposit and Trust
      Company Pooled Employee        Temporary cash investment
      Funds Daily Liquidity Fund                                      128          128
                                                              ----------------------------

                                                                 $  3,873    $  15,885
                                                              ============================

*   Party-in-Interest.

                                  The Southern New England Telephone Company
                                    Tax Reduction Act Stock Ownership Plan

                           Schedule H, Line 4j - Schedule of Reportable Transactions
                                         EIN: 06-0542646 Plan No.: 003

                                         Year Ended December 31, 2001
                                            (Dollars in Thousands)

                                                                                 Current
                                                                                 Value of
                                                                                 Asset on
       Identity of            Description of    Purchase   Selling    Cost of  Transaction Net Gain
      Party Involved              Asset           Price     Price      Asset       Date      (Loss)
-----------------------------------------------------------------------------------------------------

Category (iii) - Series of Transactions in
 Excess of 5 Percent of Plan Assets

*SBC Communications Inc.  SBC Communications
                            Inc. common stock    $      -  $  1,345  $    270   $  1,345    $  1,075

*Boston Safe Deposit and  Pooled Employee Funds
  Trust Company             Daily Liquidity Fund    2,374        -      2,374      2,374          -

*Boston Safe Deposit and  Pooled Employee Funds
  Trust Company             Daily Liquidity Fund        -    2,379      2,379      2,379          -

*       All transactions were purchased and sold on the market.

There were no Category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2001.

                                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has
duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                               The Southern New England Telephone
                                               Company Tax Reduction Act Stock
                                               Ownership Plan

                                               By Southern New England Telecommunications Corporation,
                                               Plan Administrator for the Foregoing Plan

                                                      By  /s/ William Blase
                                                          William Blase
                                                          President and Chief Executive Officer

Date: September 9, 2002

                                                 EXHIBIT INDEX

      Exhibit identified below, is filed herein as exhibit hereto.

    Exhibit
     Number

      23-a     Consent of Independent Auditors Ernst & Young LLP.
      23-b     Consent of Independent Auditors McConnell & Jones LLP.

                                                                                                        EX 23-a
                                                                                             Form 11-K for 2001
                                                                                                File No. 1-8610

                                        CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to The
Southern New England Telephone Company Tax Reduction Act Stock Ownership Plan of our report dated July 31,
2002, with respect to the financial statements and supplemental schedules of The Southern New England
Telephone Company Tax Reduction Act Stock Ownership Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

                                                          /s/ ERNST & YOUNG LLP

San Antonio, Texas
September 3, 2002

                                                                                                        EX 23-b
                                                                                             Form 11-K for 2001
                                                                                                File No. 1-8610

                                        CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements on Form S-8 pertaining to The
Southern New England Telephone Company Tax Reduction Act Stock Ownership Plan of our report dated
September 21, 2001, with respect to the Statement of Net Assets Available for Benefits as of December 31, 2000
of the Southern New England Telephone Company Tax Reduction Act Stock Ownership Plan included in this Annual
Report (Form 11-K) for the year ended December 31, 2001.

                                                   /s/ McConnell & Jones LLP

Houston, Texas
September 3, 2002